02052503

PE
4-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

RECD S.E.C.
AUG 21 2002
1086

For the month of August 2002

LEICA GEOSYSTEMS FINANCE PLC

PROCESSED
AUG 26 2002
P THOMSON FINANCIAL

Davy Avenue, Knowlhill
Milton Keynes, MK5 8L
England

(Exact name of registrant and address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F.......................X..................... Form 40-F.............................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes..................................No................X...................

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press Release dated August 21, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: August 21, 2002

By: ______________________

Name: Christian Leu

Title: Chief Financial Officer

Leica Geosystems

Press Release

Heerbrugg/Switzerland, 21 August 2002

Disclosure of Shareholdings

Leica Geosystems Holdings AG has been informed by K Capital Partners, 75 Park Plaza, Box 11, Boston, MA 02116, USA, of its holding of 143,033 registered shares, representing 6.09 % of the voting rights of Leica Geosystems Holdings AG.

Further inquiries:

Christian Leu Phone: (071) 727 4400
CFO, Leica Geosystems Holdings AG